Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,		Year Ended December 31,
(DOLLARS IN THOUSANDS)
	2012	2011	2011	2010	2009	2008	2007

Earnings:
Net income (loss) attributable to the Company	$14,024	$1,490	$164,384	$153,902	$(3,595)	$84,883	$257,832
Provision for income taxes	4,824	533	56,387	49,038	5,677	28,743	87,595
Equity in (earnings) losses from real estate ventures	(11,848)	1,971	(6,385)	11,379	58,867	5,462	(12,216)
Operating distributions from real estate ventures	1,312	—	593	188	157	1,064	11,560
Fixed charges	18,431	17,666	75,237	78,549	88,598	68,908	47,103

Total Earnings	$26,743	$21,660	$290,216	$293,056	$149,704	$189,060	$391,874

Fixed Charges:
Interest expense	$7,383	$7,963	$33,756	$41,723	$52,005	$31,933	$17,783
Applicable portion of rent expense(1)	11,048	9,703	41,481	36,826	36,593	36,975	29,320

Total Fixed Charges	$18,431	$17,666	$75,237	$78,549	$88,598	$68,908	$47,103

Ratio of Earnings to Fixed Charges	1.45	1.23	3.86	3.73	1.69	2.74	8.32

1	Represents one-third of rent expense, which we believe approximates the portion of rent expense that relates to interest.